UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER SECURITIES EXCHANGE ACT OF 1934

For the month of June 2021

Commission File No. 001-39000

Vista Oil & Gas, S.A.B. de C.V.

(Exact Name of the Registrant as Specified in the Charter)

N.A.

(Translation of Registrant’s Name into English)

Calle Volcán 150, Floor 5

Colonia Lomas de Chapultepec, Alcaldía Miguel Hidalgo

Mexico City, 11000

Mexico

(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒                    Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes  ☐                     No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not applicable.

Vista Oil & Gas announces the sale of its working interest in the Coirón Amargo Sur Oeste concession

Mexico City, June 25, 2021 – Vista Oil & Gas, S.A.B. de C.V. (“Vista” or the “Company”) (NYSE: VIST; BMV: VISTA) announced today that its subsidiary Vista Oil & Gas Argentina S.A.U. has sold its 10% working interest in the joint venture agreement (the “JV agreement”) over the Coirón Amargo Sur Oeste (“CASO”) concession to Shell Argentina S.A., a subsidiary of Royal Dutch Shell plc. (“Shell”), for a total consideration of US$21,500,000, payable in the following manner: (i) US$15,000,000 in cash, and (ii) US$6,500,000 as carry for the extension of infrastructure works for the collection and supply of water, which is operated by Shell and supplies Vista’s operation.

The Province of Neuquén, by means of Decree 1027/2021, dated June 24, 2021 (the “Decree”), has approved the addendum to the JV agreement, reflecting the new working interests in such JV in accordance with the aforementioned transaction. With the issuance of the Decree all agreed conditions precedent have been fulfilled; therefore, Vista and Shell shall determine a closing date for the transaction, which must take place within the next 5 business days. Once closed, the transaction shall have retroactive effect to April 1, 2021.

The CASO concession holds 16,440 acres in the shale oil window of Vaca Muerta, of which 1,644 acres correspond to Vista’s 10% working interest, which will be assigned to Shell at closing. Currently, CASO is under field development, having completed its pilot phase in 2019. Total hydrocarbon production for the year 2020, at Vista’s 10% working interest, was 94 boe/d (barrels of oil equivalent per day). Vista’s total proved reserves in CASO as of December 31, 2020, were 1.5 MMboe (million barrels of oil equivalent) according to the report prepared by DeGolyer and MacNaughton Corp. dated February 1, 2021.

Forward-Looking Statements

Any statements contained herein or in the attachments hereto regarding Vista that are not historical or current facts are forward-looking statements. These forward-looking statements convey Vista’s current expectations or forecasts of future events. Forward-looking statements regarding Vista involve known and unknown risks, uncertainties and other factors that may cause Vista’s actual results, performance or achievements to be materially different from any future results, performances or achievements expressed or implied by the forward-looking statements. Certain of these risks and uncertainties are described in the “Risk Factors,” “Forward-Looking Statements” and other applicable sections of Vista’s prospectus filed with the United States Securities and Exchange Commission (“SEC”) and other applicable filings with the SEC and the Mexican National Banking and Securities Commission (Comisión Nacional Bancaria y de Valores).

Enquiries:

Investor Relations:

ir@vistaoilandgas.com

Argentina: +54 11 3754 8500

Mexico: +52 55 4166 9000

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: June 25, 2021

VISTA OIL & GAS, S.A.B. DE C.V.

By:	/s/ Alejandro Cherñacov
Name:	Alejandro Cherñacov
Title:	Strategic Planning and Investor Relations Officer